UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-14878

Gerdau S.A.

Avenida Dra. Ruth Cardoso, 8501,

8th floor, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report and exhibits are incorporated by reference into the Registration Statement on Form F-3 of Gerdau S.A. (No. 333-287733), Gerdau Aços Longos S.A. (No. 333-287733-01), Gerdau Trade Inc (No. 333-287733-02) and Gerdau Açominas S.A. (No. 333-287733-03), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description

4.1	Indenture, dated June 9, 2025, among Gerdau Trade Inc., as Company, Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A., as guarantors, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent.

4.2	First Supplemental Indenture, dated June 9, 2025 among Gerdau Trade Inc., as Company, Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A., as guarantors, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent.

4.3	Form of 5.750% Notes due 2035 (Included in Exhibit 4.2).

5.1	Opinion of Tauil & Chequer Advogados in association with Mayer Brown LLP, as to matters of Brazilian law.

5.2	Opinion of Milbank LLP, as to matters of New York law.

5.3	Opinion of Maples and Calder, as to matters of British Virgin Islands law.

23.1	Consent of Tauil & Chequer Advogados in association with Mayer Brown LLP (included in Exhibit 5.1).

23.2	Consent of Milbank LLP (included in Exhibit 5.2).

23.3	Consent of Maples and Calder (included in Exhibit 5.3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2025

Gerdau S.A.

By:	/s/ Rafael Dorneles Japur
	Name:	Rafael Dorneles Japur
	Title:	Vice-President and Investor Relations Officer